Mail Stop 4561

May 18, 2007

Jonathan Ilan Ofir
8 Bond Street
Great Neck, NY 11021

       Re: DCI USA, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2005
              Forms 10-QSB for Fiscal Quarters Ended March 31, 2006, June 30,
              2006 and September 30, 2006
              File No. 000-31143

Dear Mr. Ofir:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                        Sincerely,

                        Cicely LaMothe
                        Accounting Branch Chief